UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HighPoint Resources Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

43114K207
(CUSIP Number)

Cyrus D. Marter IV

Executive Vice President, General Counsel and Secretary

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

(720) 440-6100

Copies to:

Shelley A. Barber

Vinson & Elkins LLP

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43114K207

1	Name of Reporting Person Bonanza Creek Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,000,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.5% (1)
14	Type of Reporting Person CO

(1)      An aggregate of 2,000,000 shares of common stock, par value $0.001 per share (“HPR Common Stock”), of HighPoint Resources Corporation, a Delaware corporation (“HPR” or the “Issuer”), held by Fifth Creek Energy Company, LLC (“Fifth Creek”), are subject to the Stockholder Support Agreement (as defined below), dated November 9, 2020, entered into by and among Bonanza Creek Energy, Inc. (“BCEI” or the “Reporting Person”), Fifth Creek, Boron Merger Sub, Inc. and HPR. The Reporting Person does not directly own any shares of HPR Common Stock, but because the Reporting Person is party to the Stockholder Support Agreement, the Reporting Person may be deemed to have shared voting power to vote 2,000,000 shares of HPR Common Stock on matters covered by the Stockholder Support Agreement. The Reporting Person expressly disclaims beneficial ownership of any shares of HPR Common Stock covered by the Stockholder Support Agreement. The aggregate number of shares of HPR Common Stock covered by the Stockholder Support Agreement represents approximately 46.5% of the total issued and outstanding shares of HPR Common Stock based on 4,305,119 shares of HPR Common Stock issued and outstanding as of November 6, 2020, as disclosed in the Merger Agreement (as defined below), which is included as Exhibit A and incorporated by reference herein.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned with respect to the HPR Common Stock. The principal executive offices of HPR are located at 555 17th Street, Suite 3700, Denver, Colorado 80202.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) by Bonanza Creek Energy, Inc., a Delaware corporation. The address of the principal business and the principal office of the Reporting Person is 410 17th Street, Suite 1400, Denver, Colorado 80202. The Reporting Person is a Denver-based exploration and production company focused on the extraction of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. Its development and extraction activities are primarily directed at the horizontal development of the Niobrara and Codell formations in the Denver-Julesburg Basin.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 9, 2020, BCEI, Boron Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI (“Merger Sub”), and HPR entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for BCEI’s acquisition of HPR. In connection with the Merger, each share of HPR Common Stock that is an Eligible Share (as defined below) will be converted into the right to receive a number of shares of BCEI common stock, par value $0.01 per share (“BCEI Common Stock”), obtained by dividing 490,221 shares of BCEI Common Stock by the number of Eligible Shares, rounding the resulting number of shares to five decimal places. Cash will be paid in lieu of any fractional shares of BCEI Common Stock that otherwise would have been issued to any holder of HPR Common Stock in the Merger.

On November 9, 2020, concurrently with the execution and delivery of the Merger Agreement, BCEI entered into a voting and support agreement with Fifth Creek, Merger Sub and HPR (the “Stockholder Support Agreement”) with respect to all shares of HPR Common Stock beneficially owned by Fifth Creek, and any additional shares of HPR Common Stock of which Fifth Creek acquires record and/or beneficial ownership between the date of the Stockholder Support Agreement and the termination of the Stockholder Support Agreement (the “Stockholder Support Agreement Shares”). As of the date of the Stockholder Support Agreement, Fifth Creek beneficially owned approximately 2,000,000 shares of HPR Common Stock, which represents approximately 46.5% of the total issued and outstanding shares of HPR Common Stock based on 4,305,119 shares of HPR Common Stock issued and outstanding as of November 6, 2020, as disclosed in the Merger Agreement.

The shares of HPR Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended by the Reporting Person in consideration of either the Merger Agreement or the Stockholder Support Agreement. Upon execution of the Merger Agreement, HPR paid BCEI $6,000,000 in consideration for, among other things, the costs and expenses incurred and to be incurred by BCEI to pursue consummation of the transactions contemplated in the Merger Agreement (the “Transactions”).

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

Merger Agreement

The Merger Agreement, among other things, provides for (i) the merger of Merger Sub with and into HPR (the “Merger”), with HPR continuing its existence as the surviving corporation following the Merger (the “Surviving Corporation”); and (ii) the commencement by BCEI of an exchange offer (the “Exchange Offer”) and consent solicitation by HPR of a prepackaged plan of reorganization (the “Prepackaged Plan”) for HPR and its subsidiaries to effect the exchange of any and all of the 7.0% Senior Notes of HPR due October 15, 2022 and the 8.75% Senior Notes of HPR due June 15, 2025 (collectively, the “HPR Senior Notes”) for shares of BCEI common stock, par value $0.01 per share, and senior unsecured notes to be issued by BCEI in connection with the Exchange Offer (the “BCEI Senior Notes”), to be consummated simultaneously with the effective time of the Merger (the “Effective Time”). The Merger Agreement is subject to certain customary representations, warranties and covenants and contains certain termination rights for both BCEI and HPR.

In connection with the Merger, each issued and outstanding share of HPR Common Stock (excluding (i) any shares of HPR Common Stock held by HPR as treasury shares or by BCEI or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties and (ii) any shares of HPR Common Stock held by any direct or indirect subsidiary of HPR or BCEI (other than Merger Sub) but including (x) awards of restricted HPR Common Stock that are outstanding immediately prior to the Effective Time and (y) shares of HPR Common Stock underlying awards of restricted stock units issued pursuant to HPR’s 2012 Equity Incentive Plan that are outstanding or payable immediately prior to the Effective Time (collectively, the “Eligible Shares”)) will be converted into the right to receive a number of shares of BCEI Common Stock (the “Merger Consideration”) obtained by dividing 490,221 shares of BCEI Common Stock by the Eligible Shares, rounding the resulting number of shares to five decimal places. Cash will be paid in lieu of any fractional shares of BCEI Common Stock that otherwise would have been issued to any holder of HPR Common Stock in the Merger. Following November 19, 2020, each share of BCEI Common Stock issued as part of the Transactions includes a right to purchase one-one thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of BCEI pursuant to the terms of the tax benefits preservation plan entered into concurrently with the execution and delivery of the Merger Agreement between BCEI and Broadridge Corporate Issuer Solutions, Inc.

The Merger Agreement provides for the following treatment of HPR equity awards granted under HPR’s 2012 Equity Incentive Plan (the “HPR Equity Plan”):

(i) Each outstanding award of restricted HPR Common Stock issued pursuant to the HPR Equity Plan that is outstanding immediately prior to the Effective Time (each, an “HPR Stock Award”) will terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive the Merger Consideration, net of any taxes withheld (which taxes shall be withheld by the Surviving Corporation and deemed conveyed to the holder as shares of BCEI Common Stock that would otherwise be received by the holder), with respect to the numbers of shares of HPR Common Stock subject to such HPR Stock Award immediately prior to the Effective Time.

(ii) Each outstanding award of restricted stock units issued pursuant to the HPR Equity Plan that is outstanding or payable immediately prior to the Effective Time (each, an “HPR RSU Award”), whether vested or unvested, will terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive Merger Consideration, net of any taxes withheld (which taxes shall be withheld by the Surviving Corporation and deemed conveyed to the holder as shares of BCEI Common Stock that would otherwise be received by the holder), with respect to the number of shares of HPR Common Stock subject to such HPR RSU Award immediately prior to the Effective Time.

The Merger Agreement also provides that immediately prior to the closing of the Merger (the “Closing”), two existing members of the BCEI board of directors (the “BCEI Board”) will resign, and at Closing, the new BCEI Board will consist of seven members, (i) five of whom will be designated by BCEI (one of whom will be Brian Steck as the Chairman of the Board) and (ii) two of whom will be designated by the Supporting Noteholders (as defined in the Merger Agreement) and will be acceptable to BCEI and determined to be independent by the BCEI Board. Upon consummation of the Merger, the officers and directors of Merger Sub as of immediately prior to the Effective Time will be the officers and directors of the combined company.

The Closing is conditioned on certain conditions, including, among others, (i) either (a) the receipt of the required approvals from HPR’s stockholders or (b) the entry of the Confirmation Order (as defined below) which would otherwise enable the Transactions to occur without the approval of HPR’s stockholders, (ii) the receipt of the required approvals from BCEI’s stockholders, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act and the obtaining of any approvals required pursuant to any other applicable antitrust laws, (iv) the absence of any law or order prohibiting the consummation of the Merger, (v) the effectiveness of (a) the Registration Statement on Form S-4 pursuant to which the shares of BCEI Common Stock issuable in the Merger and (b) the Registration Statement on Form S-4 pursuant to which the shares of BCEI Common Stock and BCEI Senior Notes issuable in the Exchange Offer, in each case, are registered with the Securities and Exchange Commission, (vi) either (a)(1) the Minimum Participation Condition (as defined below) has been satisfied and (2) the Supplemental Indenture Effective Date (as defined in the Merger Agreement) shall have occurred or (b) the Confirmation Order will have been entered confirming the Prepackaged Plan and all conditions to the Effective Time occurring under the Prepackaged Plan will have been satisfied or waived, (vii) the authorization for listing of BCEI Common Stock issuable in the Merger and in the Exchange Offer on the New York Stock Exchange, and (viii) the delivery of an opinion of counsel to HPR to the effect that the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), and the other party having performed in all material respects its obligations under the Merger Agreement. BCEI’s obligation to consummate the Merger is also conditioned on BCEI procuring (through an amendment to its credit facility or a new credit facility) senior secured debt financing with aggregate available commitments (drawn and undrawn, collectively) of not less than $250 million in principal amount.

Following the Transactions, BCEI’s existing stockholders will own approximately 68% of the issued and outstanding shares of the combined company and HPR’s existing stockholders and the holders of HPR Senior Notes will own approximately 32% of the issued and outstanding shares of the combined company. Existing stockholders of HPR are expected to own 1.6% of the combined company while participating holders of HPR Senior Notes are expected to own 30.4% of the combined company and up to $100 million of BCEI Senior Notes, and the transaction implies a fixed exchange ratio of 0.114 shares of BCEI common stock for each outstanding share of HPR Common Stock.

The Transactions may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would merge with and into Merger Sub, a wholly owned subsidiary of the Reporting Person, with HPR as the Surviving Corporation, (ii) the changes to the Issuer’s board of directors and management team as discussed herein, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the termination of the listing of the HPR Common Stock on the New York Stock Exchange, and (v) the termination of the registration of the HPR Common Stock under Sections 12(b) and 12(g)(4) of the Exchange Act.

The Merger Agreement is attached hereto as Exhibit A and is incorporated into this Item 4 by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Out-of-Court vs. In-Court Closing

The parties to the Merger Agreement intend to consummate the Merger and the Exchange Offer on an out-of-court basis if, on the date (the “Determination Date”) that is three business days after the Exchange Offer Expiration Date (as defined in the Merger Agreement), (i) HPR’s stockholders have approved the Merger and (ii) 97.5% or more of the aggregate outstanding principal amount of HPR Senior Notes and a majority of the outstanding principal amount of each series of HPR Senior Notes validly tender in the Exchange Offer (the “Minimum Participation Condition”).

In the event such conditions are not met on the Determination Date, then HPR may file a voluntary petition for bankruptcy relief (the “HPR Chapter 11 Cases”) and seek entry of a confirmation order of the Prepackaged Plan by the Bankruptcy Court (the “Confirmation Order”) if certain conditions (the “Requisite Conditions to the Prepackaged Plan”) are satisfied, including obtaining the requisite votes accepting the Prepackaged Plan and a firm commitment for senior secured debt financing with aggregate available commitments (drawn and undrawn, collectively) of not less than $250 million in principal amount, as set forth in the Merger Agreement and Transaction Support Agreement (as defined in the Merger Agreement).

If, on the Determination Date, (i) either (a) the Minimum Participation Condition is not satisfied or (b) HPR’s stockholders have not approved the Merger and (ii) the Requisite Conditions to the Prepackaged Plan are not satisfied, then HPR will have until April 8, 2021 to either (1) satisfy both conditions in the foregoing clause (i) and close the Merger on an out-of-court basis or (2) satisfy the Requisite Conditions to the Prepackaged Plan and file the HPR Chapter 11 Cases and seek entry of a Confirmation Order with respect to the Prepackaged Plan.

At any time after signing, in the event the HPR Board determines that it is in the best interests of HPR, (i) HPR may file the HPR Chapter 11 Cases and seek to satisfy the Requisite Conditions to the Prepackaged Plan and otherwise seek a Confirmation Order approving the Prepackaged Plan, and (ii) BCEI will seek to obtain stockholder approval, be bound by the terms of the Merger Agreement, and consummate the Merger through the Prepackaged Plan if the Prepackaged Plan is confirmed by no later than May 24, 2021, and the other conditions to the Merger have been satisfied after entry of the Confirmation Order (but prior to the Outside Date (as defined in the Merger Agreement)).

Stockholder Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Fifth Creek entered into the Stockholder Support Agreement with BCEI, Merger Sub and HPR with respect to all Stockholder Support Agreement Shares beneficially owned by Fifth Creek. As of the date of the Stockholder Support Agreement, Fifth Creek beneficially owned 2,000,000 shares of HPR Common Stock, which represents approximately 46.5% of the total issued and outstanding shares of HPR Common Stock based on 4,305,119 shares of HPR Common Stock issued and outstanding as of November 6, 2020, as disclosed in the Merger Agreement.

Pursuant to the Stockholder Support Agreement, Fifth Creek has agreed to, among other things, (i) vote all of the Stockholder Support Agreement Shares (a) in favor of the approval of the Merger Agreement and specified related actions and (b) against specified actions that would adversely affect, discourage or delay the Merger, including specified actions that contemplate alternative transactions, (ii) support the Transactions, including the Merger and the Prepackaged Plan, (iii) not solicit competing proposals or offers for other deals, (iv) not initiate any proceeding of any kind with respect to the HPR Chapter 11 Cases (defined below), and (v) subject to certain exceptions, transfer any of its shares of HPR Common Stock. The Stockholder Support Agreement will terminate upon the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to the Merger Agreement effected without Fifth Creek’s consent that (a) decreases the amount or changes the form of consideration payable to all of the stockholders of HPR pursuant to the terms of the Merger Agreement or (b) otherwise materially adversely affects the interests of Fifth Creek, (iv) the mutual written consent of the parties, (v) the Outside Date (as defined in the Merger Agreement) and (vi) the occurrence of a Company Change of Recommendation (as defined in the Merger Agreement) pursuant to the Merger Agreement.

The Stockholder Support Agreement is attached hereto as Exhibit B and is incorporated into this Item 4 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Stockholder Support Agreement and is qualified in its entirety by the terms and conditions of the Stockholder Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Stockholder Support Agreement contains representations and warranties by Fifth Creek, which were made only for purposes of the Stockholder Support Agreement and as of specified dates. The representations, warranties and covenants in the Stockholder Support Agreement were made solely for the benefit of the parties to the Stockholder Support Agreement; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Stockholder Support Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of HPR Common Stock. However, as a result of the Stockholder Support Agreement, the Reporting Person may be deemed to have shared voting and dispositive power with respect to up to an aggregate of 2,000,000 shares of HPR Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 2,000,000 shares of HPR Common Stock. The aggregate number of shares of HPR Common Stock covered by the Stockholder Support Agreement represents approximately 46.5% of the outstanding HPR Common Stock based on 4,305,119 shares of HPR Common Stock issued and outstanding as of November 6, 2020, as disclosed in the Merger Agreement.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of HPR Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Stockholder Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of HPR Common Stock during the past 60 days.

(d). The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of HPR Common Stock subject to the Stockholder Support Agreement. The Reporting Person will have no pecuniary interest in any shares of HPR Common Stock unless and until the Transactions are consummated.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

The Reporting Person entered into a Confidentiality Agreement, dated as of July 20, 2017 and as subsequently amended (as amended, the “Confidentiality Agreement”), with the Issuer pursuant to which the Reporting Person agreed to certain restrictions with respect to certain nonpublic information regarding the Issuer. Among other things, the Confidentiality Agreement provides that, until February 1, 2021 (the “Standstill Period”), the Reporting Person will not (and will ensure that its affiliates and associates) and any person acting on behalf of or in concert with it or any of its affiliates or associates will not, directly or indirectly, without the prior written consent of the Issuer, (a) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of the Issuer or any of its subsidiaries, or any warrant, option or other right to acquire any such securities or assets, other than immaterial acquisitions or exchanges of assets in the ordinary course of business, (b) enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its subsidiaries, (c) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer, (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Issuer, (e) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Issuer, (f) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Issuer, (g) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; (h) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing or (i) request or propose that the Issuer or any of its representatives amend, waive or consider the amendment or waiver of any such provisions.

The Confidentiality Agreement also provides that, during the Standstill Period, the Reporting Person will not (and will ensure that its affiliates and associates (and any person acting on behalf of or in concert with it or any of its affiliates or associates) will not), directly or indirectly, without the prior written consent of the Issuer, take any action that would reasonably be expected to require the Issuer to make a public announcement regarding the possibility of a business combination, merger or other similar type of transaction with the Reporting Person or any of its affiliates. However, the Reporting Person, through the chairman of its board of directors, or its chief executive officer or chief financial officer, is not prohibited from confidentially communicating to the chief executive officer, chief financial officer or chairman of the board of directors of the Issuer a non-public proposal regarding a transaction in such a manner as would not reasonably require public disclosure thereof.

Except for the Confidentiality Agreement, Merger Agreement, and the Stockholder Support Agreement described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement and Plan of Merger, dated as of November 9, 2020, by and among Bonanza Creek Energy, Inc., Boron Merger Sub, Inc. and HighPoint Resources Corporation

B.	Voting and Support Agreement, dated as of November 9, 2020, by and among Bonanza Creek Energy, Inc., Boron Merger Sub, Inc., HighPoint Resources Corporation and Fifth Creek Energy Company, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2020	By:	/s/ Cyrus D. Marter IV
Name: Cyrus D. Marter IV
Title: Executive Vice President, General Counsel and Secretary

SCHEDULE A

Bonanza Creek Energy, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bonanza Creek Energy, Inc. (“BCEI”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 410 17th Street, Suite 1400, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to BCEI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Brian Steck	Chairman of the Board of Directors of BCEI; Partner and Senior Analyst of Mangrove Partners
Carrie L. Hudak	Director of BCEI
Paul Keglevic	Director of BCEI
Jack E. Vaughn	Director of BCEI; Chairman and Chief Executive Officer of Peak Exploration and Production, LLC
Scott D. Vogel	Director of BCEI; Managing Member of Vogel Partners LLC
Jeff E. Wojahn	Director of BCEI
Eric T. Greager	Director, President and Chief Executive Officer of BCEI

Executive Officers (Who Are Not Directors)
Brant H. DeMuth	Executive Vice President and Chief Financial Officer of BCEI
Cyrus D. Marter IV	Executive Vice President, General Counsel and Secretary of BCEI
Dean Tinsley	Senior Vice President, Operations of BCEI
Sandra K. Garbiso	Vice President and Chief Accounting Officer of BCEI